Exhibit 99.1

Siyata Mobile Announces Closing of Merger with Core Gaming

●	Merger completed as of October 3, 2025

●	New Board of Directors seated to guide strategic transformation into an AI holding company

●	Combined company renamed Core AI Holdings, Inc.

●	First day of trading scheduled for October 7, 2025

●	Reverse Stock Split to be effective on October 7, 2025

VANCOUVER, BC, Oct. 3, 2025 /PRNewswire/ — Siyata Mobile Inc. (Nasdaq: CHAI) (“Siyata” or the “Company”), a global developer and vendor of mission-critical Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the successful completion of its previously announced merger with Core Gaming, Inc. (“Core Gaming”). The merger officially closed on October 3, 2025, marking a significant milestone in the Company’s strategic transformation.

Core Gaming is a leading developer and publisher of immersive mobile and cloud-based gaming solutions with fiscal year 2024 revenues of $79 million. Core Gaming’s success is driven by its diverse portfolio of proprietary titles, a growing global user base with over 780 million lifetime downloads, and strategic partnerships worldwide.

“Core AI Holdings, Inc. will be officially launching on Tuesday as a Nasdaq-listed company following the completion of our merger,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “As part of the fast-growing mobile gaming industry, we are advancing our next-generation gaming technology and believe that we are well-positioned for growth. Our strategy going forward centers around harnessing the power of artificial intelligence to build scalable offerings that expand our reach beyond gaming and into other verticals to create meaningful value for our shareholders.”

“At Core Gaming, we have built a strong reputation as an innovative leader in mobile gaming, a $126 billion industry today1. This next phase is aimed at accelerating the integration of artificial intelligence across our platforms. With the global AI apps market valued at $2.94 billion in 2024 and expected to grow at a 38.7% CAGR through 20302, we believe that we are in a prime position to capture significant market share by delivering AI-powered experiences that create deeper engagement and drive broader adoption. We have seen significant growth in our sector achieved by leaders such as AppLovin, and we believe Core AI Holdings has the foundation, leadership and technology to pursue similar growth as we execute our business strategy.”

Corporate Structure

Core Gaming will operate as a wholly owned subsidiary of the combined company, now renamed Core AI Holdings, Inc. Aitan Zacharin, former CEO of Core Gaming, will serve as CEO of Core AI Holdings, Inc. Marc Seelenfreund, former CEO of Siyata Mobile Inc., will serve as President of Siyata PTT Inc., a wholly-owned subsidiary of Core AI Holdings, Inc.

Board of Directors

The new Board of Directors of Core AI Holdings has been appointed and consists of the following:

●	Aitan Zacharin, Chairman and CEO of Core Gaming and founder/operator of multiple companies across biopharma, healthcare, tech and CPG with valuations exceeding $1.5B. He has deep experience leading and scaling companies, M&A transactions, strategic alternatives, and generating shareholder value across multiple Nasdaq-listed companies.

●	Marc Seelenfreund, Founder and former CEO of Siyata Mobile, Inc., brings deep knowledge of the Company’s legacy business and extensive public company leadership.

●	Luisa Ingargiola is currently the CFO of Avalon GloboCare Corp., a Nasdaq-listed company. She has extensive SEC reporting and audit committee experience.

●	Thomas Tarala, CEO and Director of Connexa Sports Technologies Inc., a Nasdaq-listed company, with 30 years of international corporate finance and law experience in New York, London, and Hong Kong and extensive SEC and Nasdaq experience.

●	Mordechai Stenge, Co-founder, CFO & COO of TextGrid, Ltd., with expertise in financial oversight, cost controls, governance and operational leadership.

Transaction Details

Under the terms of the agreement, Siyata issued 67,302,300 of its Common Shares, no par value, on a pre-split basis, to the shareholders of Core Gaming. The number of issued Common Shares was based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Common Shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the merger.

1 https://www.statista.com/outlook/amo/media/games/mobile-games/worldwide

2 https://www.grandviewresearch.com/industry-analysis/ai-apps-market-report

SOURCE Siyata Mobile Inc.

Reverse Stock Split

After the completion of the merger and related issuance of the Common Shares, the Company will effect a 1-for-4 reverse stock split (“Reverse Stock Split”) of the Common Shares. The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on Tuesday, October 7, 2025.

At the opening of the market on October 7, 2025, the Common Shares will commence trading on the Nasdaq Capital Market on a post-split basis with the new name of Core AI Holdings, Inc., a new symbol of “CHAI,” and a new CUSIP 83013Q871.

The Reverse Stock Split is primarily intended to bring the Company into compliance with the $4.00 minimum bid price requirement to meet Nasdaq’s initial listing requirements. The Reverse Stock Split will automatically combine and convert the 79,689,523 current outstanding Common Shares (including the shares issued to the Core Gaming shareholders) into 19,922,381 outstanding Common Shares. The Reverse Stock Split will not change the par value of the Common Shares nor the authorized number of Common Shares or shares of preferred stock or any series of preferred stock. No fractional shares will be issued in connection with the Reverse Stock Split. All fractional shares will be rounded up to the next higher whole number, at a participant level.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core AI’s mission is to harness the power of artificial intelligence to build transformative and scalable offerings across multiple verticals. Since our launch we have developed and co-developed over 2,100 games, driven over 780 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.